SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. ___)*

Mentor Graphics Corporation
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

587200106
(CUSIP Number)

Casablanca Capital LLC 450 Park Avenue, Suite 1403 New York, NY 10022 Attn: Douglas Taylor (212) 759-5626

With a Copy to:

David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
212-756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587200106	SCHEDULE 13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Special Opportunities Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 573,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 573,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 573,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587200106	SCHEDULE 13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Capital I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 573,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 573,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 573,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,310
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 25,310
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 771,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco D'Agostino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 782,652
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 782,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Element Multi Strategy Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 587200106	SCHEDULE 13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Element Capital Advisors Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 587200106	SCHEDULE 13D	Page 10 of 21 Pages

1
NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,205,282
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,205,282
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,205,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D	Page 11 of 21 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (the "Schedule 13D") relates to the common shares (the "Shares"), without par value, of Mentor Graphics Corporation (the "Issuer").  The address of the Issuer's principal executive office is 8005 SW Boeckman Rd, Wilsonville, Oregon 97070-7777.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (b), (c) and (f).

This Schedule 13D is filed by:

(i) Casablanca Special Opportunities Fund I, LLC (the "Casablanca Fund"), a Delaware limited liability company, with respect to the Shares directly held by it;

(ii) Casablanca Capital I LLC ("Casablanca I"), a Delaware limited liability company, and the managing member of the Casablanca Fund, with respect to the Shares held by the Casablanca Fund;

(iii) Casablanca Capital LLC ("Casablanca"), a Delaware limited liability company, which serves as investment manager to the Casablanca Fund and to managed accounts on behalf of investment advisory clients (the "Managed Accounts"), with respect to the Shares held by the Casablanca Fund and the Shares held in the Managed Accounts;

(iv) Donald G. Drapkin ("Mr. Drapkin"), principal of the Casablanca Fund and member of the management committee and Chairman of Casablanca, with respect to the Shares held (I) by Mr. Drapkin directly, (II) by the Casablanca Fund, and (III) in the Managed Accounts;

(v) Douglas Taylor ("Mr. Taylor"), principal of the Casablanca Fund and member of the management committee and Chief Executive Officer of Casablanca, with respect to the Shares held (I) by the Casablanca Fund and (II) in the Managed Accounts;

(vi) Francisco D'Agostino ("Mr. D'Agostino", and together with the Casablanca Fund, Casablanca I, Casablanca, Mr. Drapkin, and Mr. Taylor, the "Casablanca Reporting Persons"), President and Managing Director of Element Advisor (as defined below), director of the Element Fund (as defined below), principal of the Casablanca Fund and member of the management committee and President of Casablanca, with respect to the Shares held (I) by the Element Fund, (II) by the Casablanca Fund, and (III) in the Managed Accounts.

CUSIP No. 587200106	SCHEDULE 13D	Page 12 of 21 Pages

(vii)  Element Multi Strategy Fund Ltd., a Cayman Islands exempted company (the "Element Fund"), with respect to the Shares directly held by it;

(viii) Element Capital Advisors Ltd., a business company organized under the laws of the British Virgin Islands ("Element Advisor", and together with the Element Fund and Mr. D'Agostino, the "Element Reporting Persons"), with respect to the Shares held by the Element Fund; and

(ix) Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation ("AIMCo"), a body corporate established under the Alberta Investment Management Corporation Act R.S.A. c. A-26.5 (2007) (the “Alberta Investment Management Corporation Act”), with respect to the Shares held on behalf of clients for which AIMCo serves as investment manager.

The Casablanca Reporting Persons, the Element Reporting Persons and AIMCo are hereinafter collectively (without duplication) referred to as the "Reporting Persons."

The principal office address for the Casablanca Fund, Casablanca I, Casablanca, is 450 Park Avenue, Suite 1403, New York, NY 10022.

The principal office address of AIMCo is 1100 10308 Jasper Avenue, Edmonton, Alberta, T5J 2B3.

The principal office address of the Element Fund and Element Advisor is Avenida Federico Boyd con Calle 49, Edificio Alfaro Piso 4 Oficina 4-A, Apartado 0832-00998, Panama Panama.

The name, citizenship, present principal occupation or employment and business address of Messrs. Drapkin, Taylor and D'Agostino, and each director and executive officer of the Casablanca Fund, Casablanca I, Casablanca, AIMCo, Element Fund and Element Advisors is set forth in Schedule 1 attached hereto.

The principal business of (i) the Casablanca Fund is to serve as a pooled investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, (ii) Casablanca I is to serve as managing member of the Casablanca Fund, (iii) Casablanca is to serve as an investment advisor, exempt from registration with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), on behalf of various clients, including individuals and institutions, (iv) AIMCo is, pursuant to the Alberta Investment Management Corporation Act, to provide investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds, (v) the Element Fund is to serve as a private investment exempted company, and (vi) Element Advisor is to serve as investment advisor to the Element Fund.

CUSIP No. 587200106	SCHEDULE 13D	Page 13 of 21 Pages

Mr. Drapkin and Mr. Taylor are citizens of the United States of America, and Mr. D'Agostino is a citizen of Spain.  Each of Mr. Drapkin, Mr. Taylor and Mr. D'Agostino, as members of Casablanca's management committee, are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by Casablanca's investment advisory clients, including the Casablanca Fund.

Mr. D'Agostino, as President and Managing Director of Element Advisor is in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by the Element Fund.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d) – (e)

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons none of the persons listed on Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons used approximately $70,245,608 (including brokerage commissions) in the aggregate to purchase the Shares reported in this Schedule 13D.

The source of the funds used to acquire the Shares being reported held by (i) the Casablanca Fund was the working capital of the Casablanca Fund, (ii) the Managed Accounts was the assets of the investment advisory clients of Casablanca, (iii) Mr. Drapkin was his personal funds, (iv) the Element Fund was the working capital of the Element Fund, and (v) AIMCo on behalf of investment management clients was the assets of such clients. In addition, none of the proceeds used to purchase the Shares were provided through borrowings of any nature.

ITEM 4.	PURPOSE OF TRANSACTION.

The Shares reported in this statement have been purchased and held for investment purposes on behalf of client accounts over which the Reporting Persons have either sole or shared discretionary investment or voting power.

The Reporting Persons believe that the Issuer's common stock is undervalued and is an attractive investment.  The Reporting Persons intend to seek to have conversations with management, the board, other shareholders of the Issuer and other relevant parties regarding the assets, business, strategy, financial condition and/or operations of the Issuer and how to maximize shareholder value.  As of the date hereof the Reporting Persons have not spoken to any other shareholder and do not intend to form a "group" (within the meaning of Section 13(d)(3) of Exchange Act) with any other person or entity.  The Reporting Persons may, from time to time and at any time, acquire additional common shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") in the open market or otherwise.  The Reporting Persons reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

CUSIP No. 587200106	SCHEDULE 13D	Page 14 of 21 Pages

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

As a result of the actions undertaken on behalf of the Reporting Persons as stated above, the Reporting Persons may be deemed members of a “group” within the meaning of Section 13(d) of the Exchange Act.

The information set forth in Item 6 hereto is hereby incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

The aggregate number and percentage of Shares to which this Schedule 13D relates is 6,013,244 shares of the common stock of the Issuer, constituting approximately 5.5% of the 109,672,191 Shares outstanding as of December 3, 2010, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on December 10, 2010.

(i)	the Casablanca Fund:
	(a)	As of the date hereof, the Casablanca Fund may be deemed the beneficial owner of 573,683 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 573,683 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 573,683 Shares

(ii)	Casablanca I:
	(a)	As of the date hereof, the Casablanca I may be deemed the beneficial owner of 573,683 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 573,683 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 573,683 Shares

CUSIP No. 587200106	SCHEDULE 13D	Page 15 of 21 Pages

(iii)	Casablanca:
	(a)	As of the date hereof, Casablanca may be deemed the beneficial owner of 746,352 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 746,352 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 746,352 Shares

(iv)	Mr. Drapkin:
	(a)	As of the date hereof, Mr. Drapkin may be deemed the beneficial owner of 771,662 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 25,310 Shares
		2.	Shared power to vote or direct vote: 746,352 Shares
		3.	Sole power to dispose or direct the disposition: 25,310 Shares
		4.	Shared power to dispose or direct the disposition: 746,352 Shares

(v)	Mr. Taylor:
	(a)	As of the date hereof, Mr. Taylor may be deemed the beneficial owner of 746,352 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 746,352 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 746,352 Shares

(vi)	Mr. D'Agostino:
	(a)	As of the date hereof, Mr. D'Agostino may be deemed the beneficial owner of 782,652 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 782,652 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 782,652 Shares

CUSIP No. 587200106	SCHEDULE 13D	Page 16 of 21 Pages

(vii)	the Element Fund:
	(a)	As of the date hereof, the Element Fund may be deemed the beneficial owner of 36,300 Shares.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 36,300 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 36,300 Shares

(viii)	Element Advisor:
	(a)	As of the date hereof, Element Advisor may be deemed the beneficial owner of 36,300 Shares.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 36,300 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 36,300 Shares

(ix)	AIMCo:
	(a)	As of the date hereof, AIMCo may be deemed the beneficial owner of 5,205,282 Shares.
Percentage: Approximately 4.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 5,205,282 Shares
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 5,205,282 Shares
		4.	Shared power to dispose or direct the disposition: 0

Casablanca serves as investment advisor to Casablanca Fund, AIMCo and additional individual and institutional clients which hold discretionary private accounts with Casablanca.  Casablanca owns no securities of the Issuer directly, but because it has voting or investment control over the Shares owned by the Casablanca Fund and its discretionary private accounts, it may be deemed to beneficially own the Shares held by the Casablanca Fund and its discretionary private account clients.  Casablanca also serves as investment advisor to AIMCo, and can recommend the voting of the Shares which may be deemed to be beneficially owned by AIMCo, and therefore, may be deemed to beneficially own such Shares.

Each of Mr. Drapkin, Mr. Taylor and Mr. D'Agostino, as members of Casablanca's management committee, are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by Casablanca's investment advisory clients, including the Casablanca Fund.

CUSIP No. 587200106	SCHEDULE 13D	Page 17 of 21 Pages

Mr. D'Agostino, as President and Managing Director of Element Advisor is in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by the Element Fund.

AIMCO serves as investment manager to Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.  AIMCO owns no securities of the Issuer directly, but because it has voting or investment control over the Shares owned by its investment management clients, it may be deemed to beneficially own the Shares held by its investment management clients.

As of the date hereof, the Casablanca Reporting Persons beneficially owned an aggregate of 807,962 Shares, constituting approximately 0.7% of the Shares outstanding, the Element Reporting Persons beneficially owned an aggregate of 782,652 Shares, constituting approximately 0.7% of the Shares outstanding, and AIMCo beneficially owned an aggregate of 5,205,282 Shares, constituting approximately 4.7% of the Shares outstanding.

The Casablanca Reporting Persons, the Element Reporting Persons and AIMCo may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act.  Collectively, the group may be deemed to have voting control over a combined 5.5% of the Shares. However, each of the Casablanca Reporting Persons (other than Mr. D'Agostino) expressly disclaims beneficial ownership of the Shares beneficially owned by the Element Reporting Persons, each of the Casablanca Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by AIMCo, each of the Element Reporting Persons (other than Mr. D'Agostino) expressly disclaims beneficial ownership of the Shares beneficially owned by the Casablanca Reporting Persons and AIMCo, and AIMCo expressly disclaims beneficial ownership of the Shares beneficially owned by the Casablanca Reporting Persons and the Element Reporting Persons.

(c) Please see Schedule 2 for a list of transactions in the Shares by the Reporting Persons during the past sixty (60) days.

(d) The investment advisory clients that constitute the economic beneficiaries of the Managed Accounts and the clients for which AIMCo serves as investment manager, have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares to which this Schedule 13D relates; however, no such person has such an interest that relates to more than 5 percent of the class of Shares.

(e) Not applicable.

CUSIP No. 587200106	SCHEDULE 13D	Page 18 of 21 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The powers of disposition with respect to the Shares owned by discretionary private accounts of Casablanca are established in written investment advisory agreements between Casablanca's clients and Casablanca, which are entered into in the normal and usual course of business of Casablanca as an investment advisor exempt from registration under the Advisers Act and which are generally applicable to all Shares purchased for the benefit of each such discretionary private account.

Casablanca has entered into investment advisory agreements with respect to securities of the Issuer with (i) Tensor Opportunity Limited on November 17, 2010, (ii) Caselton Investments LLC on November 29, 2010, (iii) Dustin A. Moskovitz TTEE Dustin A. Moskovitz Trust DTD 12/27/05 on December 15, 2010, and (iv) Daly Gamma Limited Partnership on December 15, 2010 (collectively, the "Casablanca Investment Advisory Agreements").

The Casablanca Investment Advisory Agreements are standard in form, a copy of which form is attached as Exhibit 2 hereto. The Casablanca Investment Advisory Agreements grant Casablanca discretion to (i) vote, tender or convert any stock, securities or other property related to the Shares, (ii) execute proxies, waivers or other consents with respect to the Shares and in such connection, endorse securities related to the Shares, (iii) take action with respect to any plan of reorganization or similar corporate transaction requiring shareholder votes, and (iv) generally, to exercise the rights, powers and privileges with respect to the Shares held by an investment client. The Casablanca Investment Advisory Agreements provide that the clients will pay Casablanca all fees and expenses related to the account, a management fee of up to 2% per annum of the client's total capital invested, and an incentive fee of up to 20% of cash available for distributions after such client has received distributions equal to its total capital invested. The description of the Casablanca Investment Advisory Agreements in this Schedule 13D is qualified in its entirety by reference to the full text of the form of Casablanca Investment Advisory Agreement, which is incorporated by reference herein.

In addition, on November 9, 2010, AIMCo and Casablanca entered into an investment advisory agreement (the "AIMCo Investment Advisory Agreement"), a copy of which is attached as Exhibit 3 hereto, whereby Casablanca was appointed as an investment advisor to AIMCo for the purpose of providing investment recommendations regarding the Shares.  Under the agreement, AIMCo agrees to follow recommendations provided by Casablanca with regards to (i) voting, tendering or converting securities of the Issuer held by AIMCo clients, (ii) executing waivers or other consents with respect to the securities of the Issuer held by AIMCo clients, (iii) taking actions with respect to any plan of reorganization or similar corporate transaction requiring shareholder votes, and (iv) generally, exercising all rights, powers, and privileges with respect to the securities of the Issuer held by AIMCo clients.  However, AIMCo retains the right to make the final decision or to take action with respect to the securities of the Issuer where AIMCo deems, in its sole discretion, appropriate. The AIMCo Investment Advisory Agreement also provides that AIMCo clients will commit up to $150 million for investments in the Issuer, and will pay Casablanca, certain fees and expenses related to clients for which AIMCo serves as investment manager, and an incentive fee of 15% of distributions after AIMCo clients have received distributions equal to their total capital invested plus a preferred cumulative return on such total capital invested of 8 percent per annum, compounded annually. The description of the AIMCo Investment Advisory Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the AIMCo Investment Advisory Agreement, which is incorporated by reference herein.

CUSIP No. 587200106	SCHEDULE 13D	Page 19 of 21 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement
2	Form of Casablanca Investment Advisory Agreements with clients with respect to the securities of the Issuer.
3	Investment Advisory Agreement, dated November 9, 2010, between AIMCo and Casablanca.

CUSIP No. 587200106	SCHEDULE 13D	Page 20 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2011

Casablanca Special Opportunities Fund I, LLC

By:	Casablanca Capital LLC, its Investment Manager

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital I LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

/s/ Francisco D'Agostino
Francisco D'Agostino

CUSIP No. 587200106	SCHEDULE 13D	Page 21 of 21 Pages

Element Multi Strategy Fund Ltd.

By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	Director

Element Capital Advisors Ltd.

By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	President and Director

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

By:	/s/ Brian Gibson
Name:	Brian Gibson
Title:	Senior Vice President, Public Equities

Schedule 1

Information with respect to the directors and executive officers

Casablanca Capital LLC

Name	Position	Address	Principal Occupation	Citizenship
Donald G. Drapkin	Member of Management Committee and Chairman	450 Park Avenue, Suite 1403, New York, NY 10022	Member of the Management Committee and Chairman of Casablanca Capital	United States
Douglas Taylor	Member of Management Committee and Chief Executive Officer	450 Park Avenue, Suite 1403, New York, NY 10022	Member of the Management Committee and Chief Executive Officer of Casablanca Capital	United States
Francisco D'Agostino	Member of Management Committee and President	450 Park Avenue, Suite 1403, New York, NY 10022	Member of the Management Committee and President of Casablanca Capital, President and Managing Director of Element Advisor and Director of Element Fund	Spain

Element Fund and Element Advisor

Name	Position	Address	Principal Occupation	Citizenship
Francisco D’Agostino	President and Managing Director of Element Advisor and Director of Element Fund	Avenida Federico Boyd con Calle 49, Edificio Alfaro Piso 4 Oficina 4-A, Apartado 0832-00998, Panama Panama	Member of the Management Committee and President of Casablanca Capital, President and Managing Director of Element Advisor and Director of Element Fund	Spain
Daniel Diquez	Vice President and Director of Element Advisor and Director of Element Fund	Same as above	Vice President and Director of Element Advisor and Director of Element Fund	Venezuela
Jose Luis Feaugas	Director of Element Advisor and Element Fund	Same as above	Director of Element Advisor and Element Fund	Venezuela
Ronald Tagliaferro	Director of Element Advisor and Element Fund	Same as above	Director of Element Advisor and Element Fund	Venezuela
Alfredo Ignacio Vargas	Director of Element Advisor and Element Fund	Same as above	Director of Element Advisor and Element Fund	Venezuela

AIMCo
Name	Position	Address	Principal Occupation	Citizenship
A. Charles Baillie	Chairman of the Board of Directors	1100 – 10830 Jasper Avenue, Edmonton, Alberta, Canada, T5J 2B3	Businessman	Canada
George F. J. Gosbee	Vice Chair of Board of Directors	Same as above	President and Chief Executive Officer of AltaCorp Capital Inc.	Canada
Clive J. Beddoe	Director	Same as above	Chairman of WestJet Airlines	Canada
Ross A. Grieve	Director	Same as above	Executive Chairman of PCL Constructors Inc.	Canada
Virginia Holmes	Director	Same as above	Businesswoman	United Kingdom
Daryl A. Katz	Director	Same as above	Chairman and Chief Executive Officer of The Katz Group	Canada
Andrea S. Rosen	Director	Same as above	Businesswoman	Canada United States
Mac H. Van Wielingen	Director	Same as above	Founder and Co-Chair of ARC Financial Corp.	Canada
Cathy Williams	Director	Same as above	Businesswoman	Canada
Leo De Bever	Chief Executive Officer and Chief Investment Officer	Same as above	Chief Executive Officer and Chief Investment Officer of AIMCo	Canada
Jadgdeep Bachher	Chief Operating Officer	Same as above	Chief Operating Officer of AIMCo	Canada
Dale MacMaster	Senior Vice President, Fixed Income Investments	Same as above	Senior Vice President, Fixed Income Investments of AIMCo	Canada
Brian Gibson	Senior Vice President, Public Equities	Same as above	Senior Vice President, Public Equities of AIMCo	Canada
Andrew Huntley	Vice President, Mortgages	Same as above	Vice President, Mortgages of AIMCo	Canada
George Engman	Senior Vice President, Private Equity	Same as above	Senior Vice President, Private Equity of AIMCo	Canada and Britain
Micheal Dal Bello	Senior Vice President, Real Estate	Same as above	Senior Vice President, Real Estate of AIMCo	Canada
Robert Mah	Senior Vice President, Infrastructure and Timber Investments	Same as above	Senior Vice President, Infrastructure and Timber Investments of AIMCo	Canada
Steve Stewart	Vice President, Private Debt	Same as above	Vice President, Private Debt of AIMCo	Canada

Schedule 2

Transactions In The Shares By The
Reporting Persons In The Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty (60) days by any of the Reporting Persons, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Casablanca Special Opportunities Fund I, LLC

Trade Date	Amount Purchased (Sold)	Price per Share ($)

12/6/2010	9,310	$11.67
12/7/2010	10,302	$11.99
12/8/2010	13,887	$11.96
12/9/2010	11,122	$11.97
12/10/2010	8,475	$11.98
12/13/2010	19,524	$12.00
12/14/2010	16,257	$11.98
12/15/2010	5,460	$11.98
12/16/2010	16,246	$11.96
12/17/2010	10,680	$11.96
12/31/2010	210	$11.99
1/4/2011	24,297	$12.00
1/5/2011	17,356	$11.97
1/6/2011	39,598	$11.96
1/7/2011	29,674	$11.99
1/10/2011	1,043	$11.98
1/19/2011	17,144	$11.95
1/20/2011	4,659	$12.41
1/24/2011	15,586	$12.41
1/25/2011	19,819	$12.26
1/26/2011	1,871	$12.22
1/31/2011	8,162	$12.49
2/2/2011	5,710	$12.72

Casablanca Managed Accounts

Trade Date	Amount Purchased (Sold)	Price per Share ($)

12/6/2010	3,103	$11.67
12/7/2010	3,160	$11.99
12/7/2010	1,896	$11.99
12/8/2010	4,260	$11.96
12/8/2010	2,556	$11.96
12/9/2010	3,412	$11.97
12/9/2010	2,047	$11.97
12/10/2010	2,600	$11.98
12/10/2010	1,560	$11.98
12/13/2010	5,989	$12.00
12/13/2010	3,593	$12.00
12/14/2010	4,987	$11.98
12/14/2010	2,992	$11.98
12/15/2010	1,675	$11.98
12/15/2010	1,005	$11.98
12/16/2010	4,983	$11.96
12/16/2010	2,990	$11.96
12/17/2010	3,276	$11.96
12/17/2010	1,966	$11.96
12/31/2010	64	$11.99
12/31/2010	39	$11.99
1/4/2011	7,453	$12.00
1/4/2011	4,472	$12.00
1/4/2011	373	$12.00
1/4/2011	373	$12.00
1/5/2011	5,324	$11.97
1/5/2011	3,194	$11.97
1/5/2011	266	$11.97
1/5/2011	266	$11.97
1/6/2011	12,147	$11.96
1/6/2011	7,288	$11.96
1/6/2011	607	$11.96
1/6/2011	607	$11.96
1/7/2011	9,103	$11.99
1/7/2011	5,462	$11.99
1/7/2011	455	$11.99
1/7/2011	455	$11.99

1/10/2011	320	$11.98
1/10/2011	192	$11.98
1/10/2011	16	$11.98
1/10/2011	16	$11.98
1/19/2011	5,259	$11.95
1/19/2011	3,155	$11.95
1/19/2011	263	$11.95
1/19/2011	263	$11.95
1/20/2011	1,430	$12.41
1/20/2011	857	$12.41
1/20/2011	71	$12.41
1/20/2011	71	$12.41
1/24/2011	4,781	$12.41
1/24/2011	2,868	$12.41
1/24/2011	239	$12.41
1/24/2011	239	$12.41
1/25/2011	6,079	$12.26
1/25/2011	3,648	$12.26
1/25/2011	304	$12.26
1/25/2011	304	$12.26
1/26/2011	574	$12.22
1/26/2011	345	$12.22
1/26/2011	29	$12.22
1/26/2011	29	$12.22
1/31/2011	2,503	$12.49
1/31/2011	1,502	$12.49
1/31/2011	125	$12.49
1/31/2011	125	$12.49
2/2/2011	1,752	$12.72
2/2/2011	1,051	$12.72
2/2/2011	88	$12.72
2/2/2011	88	$12.72

Donald Drapkin

Trade Date	Amount Purchased (Sold)	Price per Share ($)

12/7/2010	1,074	$11.99
12/8/2010	1,447	$11.96
12/9/2010	1,160	$11.97
12/10/2010	884	$11.98
12/13/2010	2,036	$12.00
12/14/2010	1,696	$11.98
12/15/2010	569	$11.98
12/16/2010	1,694	$11.96
12/17/2010	1,114	$11.96
12/31/2010	22	$11.99
1/4/2011	1,788	$12.00
1/5/2011	1,278	$11.97
1/6/2011	2,916	$11.96
1/7/2011	2,185	$11.99
1/10/2011	77	$11.98
1/19/2011	1,262	$11.95
1/20/2011	343	$12.41
1/24/2011	1,147	$12.41
1/25/2011	1,459	$12.26
1/26/2011	138	$12.22
1/31/2011	601	$12.49
2/2/2011	420	$12.72

AIMCo

Trade Date	Amount Purchased (Sold)	Price per Share ($)

12/6/2010	93,098	$11.99
12/7/2010	94,972	$11.96
12/8/2010	128,022	$11.97
12/9/2010	102,535	$11.98
12/10/2010	78,137	$12.00
12/13/2010	179,274	$11.98
12/14/2010	149,876	$11.98
12/15/2010	50,134	$11.96
12/16/2010	149,173	$11.96
12/17/2010	98,069	$11.99
12/31/2010	1,930	$12.00
1/4/2011	223,110	$11.97
1/5/2011	158,784	$11.96
1/6/2011	301,287	$11.99
1/7/2011	225,783	$11.98
1/10/2011	7,936	$11.95
1/19/2011	157,424	$12.41
1/20/2011	42,870	$12.41
1/24/2011	143,421	$12.26
1/25/2011	181,992	$12.22
1/26/2011	17,191	$12.49
1/31/2011	74,945	$12.72
2/2/2011	52,433	$12.86